SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5084

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania 19112
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

TASTY BAKING COMPANY
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania 19112
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

TASTY BAKING COMPANY 401(k) AND
COMPANY FUNDED RETIREMENT PLAN

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
at December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–17

SUPPLEMENTAL SCHEDULES

Schedule H, Part IV, Line 4(i)*
Schedule of Assets (Held at End of Year) as of December 31, 2009	18

Schedule H, Part IV, Line 4(j)*
Schedule of Reportable Transactions for the Year Ended December 31, 2009	19

Signature	20

EXHIBIT

23.1 Consent of Independent Registered Public Accounting Firm

*Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
Tasty Baking Company 401(k) and Company Funded Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company 401(k) and Company Funded Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 and schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP
Philadelphia, PA
June 29, 2010

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value	$40,638,418	$31,185,245
Participant loans	1,608,775	1,744,168

Receivables
Participant contribution receivable	39,633	11
Employee contribution receivable	31,967	34,689
Total receivables	71,600	34,700

Net assets available for benefits, at fair value	42,318,793	32,964,113

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(212,988)	118,643

Net assets available for benefits	$42,105,805	$33,082,756

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS
Additions to net assets attributed to
Net appreciation (depreciation) in fair value
of investments	$5,434,159	$(10,289,226)
Cash dividends	655,073	715,935
Interest	379,481	491,596
	6,468,713	(9,081,695)
Contributions
Participant	2,389,614	2,501,684
Employer	2,107,361	2,343,797
	4,496,975	4,845,481
Total additions	10,965,688	(4,236,214)

DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	1,930,979	2,647,922
Administrative expense	11,660	7,566

Total deductions	1,942,639	2,655,488

Net increase (decrease)	9,023,049	(6,891,702)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	33,082,756	39,974,458

End of year	$42,105,805	$33,082,756

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN

General

Tasty Baking Company 401(k) and Company Funded Retirement Plan (the Plan) is a defined contribution plan in which all employees of Tasty Baking Company (the Company) and Tasty Baking Oxford, Inc. (the Companies) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

On March 27, 2005, the Companies merged Tasty Baking Oxford, Inc. 401(k) Savings Plan (the Oxford Plan) into Tasty Baking Company 401(k) Thrift Plan and renamed the merged plans as Tasty Baking Company 401(k) and Company Funded Retirement Plan. All assets of the Oxford Plan were transferred to the Plan immediately after the effective date of the merger.

For a description of the contribution, benefits, and vesting provisions of the Plan, as well as other Plan provisions, Plan participants should refer to the Plan document or Summary Plan Description.

Plan Amendments

The Plan amended the employer matching contribution formula effective June 22, 2009, so that the Company may make contributions equal to a percentage of each contributing participant’s elective deferral, at its sole discretion, from time to time.

The Plan made certain amendments to conform to the final regulation under section 415 of the Internal Revenue Code of 1986, as amended; the Pension Protection Act of 2006; the Heroes Earnings Assistance and Relief Tax Act of 2008; and the Worker, Retiree and Employer Recovery Act of 2008.

The Company amended the vesting schedule for the company-funded contribution. Effective January 1, 2008, a participant is 100% vested after two years of service.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN (continued)

Contributions

Under the 401(k) portion of the Plan, employee elective deferral contributions may be made in an amount up to the annual Internal Revenue Service (IRS) contribution limit of $16,500, or $22,000, in 2009 for participants age 50 and over. Employees can contribute any whole percentage of their eligible compensation as their elective deferrals subject to the annual IRS limit. The Companies make matching contributions equal to 50% of employees’ elective deferrals that do not exceed 4% of their compensation as defined in the Plan. The Company temporarily suspended the match from July 2009 through December 2009. Elective deferral contributions are made through payroll deductions as authorized by the employees and are immediately vested. For the investment of their own contributions, participants may choose from a variety of Vanguard Group mutual fund options selected by the Plan Committee and a fund that invests primarily in common stock of the Company. The Plan is administered by the Vanguard Group and the Plan trustee is the Vanguard Fiduciary Trust Company.

Under the portion of the Plan called “Tasty Funded Retirement Contributions,” the Companies also make cash contributions into individual accounts for all eligible employees. These contributions are equal to a percentage of an employee’s eligible compensation and increase with the employee’s age and years of credited service.

Participants may self-direct the investment of this account, as well as their matching contribution account, within the same Vanguard Group mutual fund options that are available for the investment of their elective deferral contributions.

The investment alternatives available to participants provide choices that cover all major sectors of the market. Participants may change the investment mix of their ongoing contributions and/or existing account balances daily, subject to certain limitations on reinvestment in certain Vanguard Group funds, within a 60-day period.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contribution and (b) Plan earnings, net of the allocation of their funds’ administrative expenses (see Note 5). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN (continued)

Vesting

Participants are vested immediately in their contributions and the employer’s matching contributions, plus actual earnings thereon. Vesting in the Company-funded portion of their accounts is based on years of service. Effective January 1, 2008, a participant is 100% vested after two years of service.

Withdrawals

Participants who terminate employment can elect to have the full value in their respective accounts distributed to them, including their own contributions and employer matching contributions made on their behalf. Tasty Funded Retirement Contribution amounts are also distributable upon termination of employment if the participant is vested as of the termination date.

Active participants may make withdrawals from their after-tax contribution accounts at any time, for any reason. Once an active participant has been in the Plan for five years, matching contributions made in the form of company stock can be withdrawn upon request as of any Plan year-end date. Participants may make withdrawals of their elective deferral contributions because of hardship, provided certain conditions imposed by the Plan are satisfied. Participants may also make withdrawals from their account balance attributable to elective deferrals and matching contributions on or after the attainment of age 59 1/2. Participants may not withdraw any portion of their Tasty Funded Retirement Contributions account until they terminate employment, and then only if they are vested in that account.

Participant Loans

The Plan allows participants to obtain loans from their vested account balance. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant’s account, or $50,000, whichever is less. Loans bear interest at amounts determined by the Plan Committee and are currently the prime rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of a participant’s vested account balance. A detailed description of the Plan’s procedures for loans is set forth in the Participant Loan Policy, which can be obtained from the Plan Committee.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN (continued)

Forfeitures

Forfeitures may be applied to the payment of Plan administrative expenses. Any remaining forfeitures will be applied prospectively toward Tasty Funded Retirement Contributions that are payable by the Companies to the participants. In 2009, there was $24,400 in forfeitures, of which $22,609 was used to reduce the Companies’ contribution.

Termination

The Company retains the right to terminate the Plan at any time. If the Plan is terminated, participants become 100% vested in all amounts held for their benefit under the Plan.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the Retirement Savings Trust are valued at net asset value at year end. The Companies’ stock fund is valued at its year-end closing price (comprised of year-end market price of the Company stock plus uninvested cash position). Participants’ loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As described in Financial Accounting Standards Board Accounting Standards Codification (ASC), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through the Vanguard Retirement Savings Trust Fund, which is included in tax-exempt common collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the stable value fund, as well as the adjustment of the investments in the stable value fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including a money market fund, Company common stock, and mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Pronouncements

On June 30, 2009 the FASB released SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“ASC”).   The ASC is now the single source of authoritative U.S. GAAP recognized by the FASB, replacing all previous U. S. GAAP.  The ASC does not change U.S. GAAP, however it significantly changes the way in which the accounting literature is organized.  The adoption of SFAS 168 did not have a material impact on the Plan’s financial statements.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly, and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued ASU 2009-06, Income Taxes – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This ASU provides amendments to ASC Topic 740, Income Taxes.  The new guidance clarifies that a reporting entity must consider the tax positions of all entities regardless of the tax status of the reporting entity.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 3	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC) and in shares of common stock of the Company. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA and the Code.

NOTE 4	INVESTMENTS

The following table represents investments of 5% or more of the Plan’s net assets:

December 31,
2009
Vanguard Prime Money Market Fund
Investor shares	$2,351,564
Vanguard 500 Index Fund
Investor shares	3,449,447
Vanguard Growth & Income Fund
Investor shares	3,686,008
Vanguard Small-Cap Index Fund
Investor shares	3,461,197
Vanguard Wellington Fund
Investor shares	3,639,431
Vanguard Total Bond Market Index Fund
Investor shares	3,763,364
Vanguard Retirement Savings Trust
Investor shares, at contract value	9,639,283

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 4	INVESTMENTS (continued)

December 31,
2008
Vanguard Prime Money Market Fund
Investor shares	$2,127,077
Vanguard 500 Index Fund
Investor shares	2,379,563
Vanguard Growth & Income Fund
Investor shares	3,178,433
Vanguard Small-Cap Index Fund
Investor shares	2,480,857
Vanguard Wellington Fund
Investor shares	2,708,888
Vanguard Total Bond Market Index Fund
Investor shares	2,933,090
Vanguard Retirement Savings Trust
Investor shares, at contract value	9,193,924
Loans to participants	1,744,168

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2009	2008

Registered Investment Companies	$3,964,638	$(8,678,021)

Stable Value Fund	331,631	118,643

US Equities - Company Common Stock	1,137,890	(1,729,848)

Appreciation (depreciation)	$5,434,159	$(10,289,226)

NOTE 5	PLAN EXPENSES

The Company is the Plan’s sponsor and pays all Plan administrative expenses and fees on behalf of the participants, excluding fees for participant loans. For the years ended December 31, 2009 and 2008, fees and expenses totaling $68,749 and $85,066, respectively, were paid to the Vanguard Group and VFTC on behalf of the Plan’s participants.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 6	FEDERAL INCOME TAXES

The IRS has determined and informed the Companies by letter dated June 7, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, and will make a timely submission with the IRS on or before January 31, 2011 for a new determination letter as to whether the written terms of the Plan are in accordance with the applicable sections of the Internal Revenue Code.

NOTE 7	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (formerly FASB 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability; and

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 7	FAIR VALUE MEASUREMENTS (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Common Stocks, corporate bonds, and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 7	FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Money Market Fund	$2,351,564	$-	$-	$2,351,564
Bond Fund	3,764,364	-	-	3,764,364
Balanced Fund	7,401,360	-	-	7,401,360
Domestic Equity	13,166,206	-	-	13,166,206
International Equity	1,490,714	-	-	1,490,714
Specialty Fund	537,127	-	-	537,127
US Equities - Company Common Stock	2,075,812	-	-	2,075,812
Stable Value Fund	-	9,852,271	-	9,852,271
Participant loans	-	-	1,608,775	1,608,775

Total assets af fair value	$30,787,147	$9,852,271	$1,608,775	$42,248,193

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Money Market Fund	$2,127,077	$-	$-	$2,127,077
Bond Fund	2,933,090	-	-	2,933,090
Balanced Fund	4,980,595	-	-	4,980,595
Domestic Equity	9,748,941	-	-	9,748,941
International Equity	687,396	-	-	687,396
Specialty Fund	340,864	-	-	340,864
US Equities - Company Common Stock	1,173,358	-	-	1,173,358
Stable Value Fund	-	9,193,924	-	9,193,924
Participant loans	-	-	1,744,168	1,744,168

Total assets af fair value	$21,991,321	$9,193,924	$1,744,168	$32,929,413

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 7	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

Level 3 Assets

Participant
loans
Balance as of January 1, 2008	$1,712,055
Purchases, sales, issuances and
settlements (net)	32,113
Balance as of December 31, 2008	$1,744,168

Balance as of January 1, 2009	$1,744,168
Purchases, sales, issuances and
settlements (net)	(135,393)
Balance as of December 31, 2009	$1,608,775

NOTE 8	SUBSEQUENT EVENTS

Beginning January 1, 2010, the employer matching contribution was reinstated.

NOTE 9	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to Form 5500 at December 31, 2009:

Net assets available for benefits per the financial statements	$42,105,805
Adjustment for fully benefit-responsive investment contracts	212,988

Net assets available for benefits per Form 5500	$42,318,793

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 9	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of net increase per the Plan’s financial statements to Form 5500 at December 31, 2009:

Net increase per the financial statements	$9,023,049
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	212,988

Net increase per Form 5500	$9,236,037

E.I.N. 23-1145880/PN
Plan Number 002

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investment
	Including Maturity Date
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor or Similar Party*	Par of Maturity Value	Cost	Value

Tasty Baking Company	Company Stock	$3,125,755	$2,075,812

Vanguard Retirement Savings Trust	Common Collective Trust	9,852,271	9,852,271
at fair value

Vanguard 500 Index Inv	Registered Investment Company	3,643,149	3,449,447
Vanguard Growth & Income Inv	Registered Investment Company	4,544,954	3,686,008
Vanguiard Mid-Cap Index Fd Inv	Registered Investment Company	41,212	43,684
Vanguard Morgan Growth Inv	Registered Investment Company	634,084	601,333
Vanguard Prime Money Mkt	Registered Investment Company	2,351,564	2,351,564
Vanguard REIT Index Fund	Registered Investment Company	659,839	537,127
Vanguard Sm-Cap Index Inv	Registered Investment Company	3,356,179	3,461,197
Vanguard Strat Equity Fund	Registered Investment Company	1,240,054	1,009,920
Vanguard Tgt Retirement 2005	Registered Investment Company	27,162	26,584
Vanguard Tgt Retirement 2010	Registered Investment Company	61,146	75,287
Vanguard Tgt Retirement 2015	Registered Investment Company	1,048,586	1,043,131
Vanguard Tgt Retirement 2020	Registered Investment Company	213,011	217,037
Vanguard Tgt Retirement 2025	Registered Investment Company	758,715	746,063
Vanguard Tgt Retirement 2030	Registered Investment Company	121,140	129,541
Vanguard Tgt Retirement 2035	Registered Investment Company	671,211	659,294
Vanguard Tgt Retirement 2040	Registered Investment Company	151,297	162,512
Vanguard Tgt Retirement 2045	Registered Investment Company	509,637	514,952
Vanguard Tgt Retirement 2050	Registered Investment Company	60,622	68,862
Vanguard Target Retirement Inc	Registered Investment Company	115,909	118,666
Vanguard Total Bond Mkt Idx	Registered Investment Company	3,666,866	3,763,364
Vanguard Total Int'l Stock Idx	Registered Investment Company	1,461,767	1,490,714
Vanguard Total Stock Mkt Inv	Registered Investment Company	387,260	387,520
Vanguard Wellington Inv	Registered Investment Company	3,753,781	3,639,431
Vanguard Windsor II Fund Inv	Registered Investment Company	615,585	527,098

	Subtotal - Registered Investment
	Company	30,094,731	28,710,335

Loans to participants	4.25% - 10.5%	1,608,775	1,608,775

	Total	$44,681,532	$42,247,193

* Party-in-interest.

			E.I.N. 23-1145880/PN
			Plan Number 002

TASTY BAKING 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule of Reportable Transactions - Attachment for Schedule H, Part IV, Line 4j
For the Year Ended December 31, 2009

	Description of Asset
Identity	(include interest rate				Current Value
of Party	and maturity in case	Purchase	Selling	Historical Cost	of Asset on	Historical
Involved	of loan)	Price	Price	of Asset	Transaction Date	Gain (Loss)

Vanguard	Vanguard Retirement Savings Trust	$1,839,304	$-	$-	$1,839,304	$-
Vanguard	Vanguard Retirement Savings Trust	-	1,393,945	1,393,945	1,393,945	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

BY	/s/ Paul D. Ridder
Paul D. Ridder, Chairman for the Tasty Baking Company 401(k) Plan Committee

Date: June 29, 2010